April 10, 2006

Mr. Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Room 4561

Washington, D.C.  20549

RE:	iMergent, Inc.
Form 10-K for Fiscal Year Ended June 30, 2005
Filed March 9, 2006
File No. 001-32277
Your letter dated April 6, 2006

Dear Mr. Skinner:

We submit this letter in response to a comment from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated April 6, 2006 relating to the Company’s Form 10-K for the fiscal year ended June 30, 2005 (the “Form 10-K”).

In this letter, we have recited the comment from the Staff in bold type and have followed the comment with the Company’s response.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K.

Form 10-K for the Fiscal Year Ended June 30, 2005

Financial Statements

Consolidated Statements of Operations, page 52

1.                                      We have read your response to prior comment number 1.  Regardless of the lack of VSOE for purposes of recognizing revenue prior to your business model change, we believe that you had an obligation to comply with Rule 5-03 of Regulation S-X requiring you to separately report service revenues, if material.  Please provide us an analysis of services revenues for periods prior to the business model change that includes an estimate for the revenues associated with services for which VSOE did not exist.

Rule 5-03 of Regulation S-X states, “if income is derived from more than one of the subcaptions described under Rule 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class.”

As disclosed in footnote 2(q) of the Company’s consolidated financial statements, “Product and Other Revenue” consists of revenue generated from the sale of software products and certain services, such as website set-up services, customer support, website hosting services, and development hosting services.  Revenues from services for which the VSOE of fair value was known (website set-up services, customer support, and website hosting services) and estimated revenues from services for which VSOE of fair value was not known, but subsequently established upon the change in business model (development hosting services) collectively amounted to between 4.6 percent and 5.8 percent of total revenue for each of the years in the three-year period ended June 30, 2005 as illustrated below:

	Years Ended June 30,
	2005		2004		2003
Revenue:
Product and other revenue:
Product	$22,867	58.5%	$10,903	54.0%	$7,173	58.5%
Other	2,028	5.2%	1,172	5.8%	567	4.6%
	24,895	63.7%	12,075	59.8%	7,740	63.1%

Commissions and other revenue	14,180	36.3%	8,134	40.2%	4,519	36.9%
Total revenue	$39,075	100.0%	$20,209	100.0%	$12,259	100.0%

We do not anticipate that revenues from such services will become significant in the foreseeable future.  Because estimated service revenues included within “Product and Other Revenue” represent less than 10 percent of total revenues for each of these years, revenues derived from these services may be combined with product revenues as permitted under Rule 5-03 of Regulation S-X.

We believe our presentation complies with Rule 5-03 of Regulation S-X.

You may contact me at (801) 431-4522 if you have any questions regarding the response to your comment.

Very truly yours,

/s/ Robert Lewis

Robert Lewis

Chief Financial Officer

iMergent, Inc.